Exhibit 99.1

TransAlta Advances its Clean Energy Investment Plan

CALGARY, Oct. 30, 2019 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA) (NYSE: TAC) announced today that it has entered into an agreement with Kineticor Holdings Limited Partnership #2 to indirectly acquire two 230 MW Siemens F class gas turbines and related equipment for $84 million.  The transaction also results in the Company assuming long-term non-unit contingent power purchase agreements starting in late 2023 with Shell Energy North America (Canada) ("Shell"). TransAlta will redeploy these assets to its Sundance site as part of its strategy to repower Sundance Unit 5 to a highly efficient combined cycle unit by integrating these gas turbines into the existing steam turbine at Sundance Unit 5.

This transaction has significant benefits, including:

  Advances the Company's strategy of becoming a low cost, low emissions power generation company;
  Significantly reduces TransAlta's post-2020 merchant risk by securing between 210 MW and 420 MW of long-term power contracts with Shell, a strong investment grade company that is committed to providing more and cleaner energy for Alberta;
  Reduces the time to design and construct the repowered combined cycle unit by three to six months;
  Results in a lower capital outlay, by approximately $230 million, for the repowered combined cycle strategy;
  Provides the Company with more operational flexibility by integrating two gas turbines into one steam turbine (rather than two steam turbines); and
  Maintains the option to repower the Keephills 1 unit to a combined cycle unit or to convert the unit to gas via a boiler conversion at a later date, depending in each case on market fundamentals.

The Sundance 5 repowered combined cycle unit will have a capacity of approximately 730 MW and is expected to cost approximately $760 million, well below a greenfield combined cycle project. TransAlta expects to achieve commercial operation in 2023.

"The acquisition advances our repowering strategy in Alberta and increases our contractedness which will help de-risk our business as we move into a fully merchant Alberta market starting in 2021," said Dawn Farrell, President and Chief Executive Officer of TransAlta. "We are very pleased for the opportunity to have Shell as a major customer and look forward to working with them on this opportunity to provide low cost, clean and reliable power for Albertans."

About TransAlta Corporation:
TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and  has been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. TransAlta is proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit its web site at transalta.com.

Forward Looking Information

This news release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "may", "will", "should", "estimate", "intend" or other similar words). Specifically, this news release contains forward-looking information with respect to, among other things: the transaction with Kineticor Holdings Limited Partnership #2, including the cost and timing to close; the intention to redeploy the gas turbines to its Sundance site as part of its strategy to repower Sundance Unit 5 to a highly efficient combined cycle unit; integrating the gas turbines into the existing steam turbine; reducing the time to permit, design and construct the repowered combined cycle unit by three to six months; the lower capital outlay of approximately $230 million for the repowered combined cycle strategy, compared to what was discussed during the Company's Investor Day; provides the Company with more operational flexibility; the plans pertaining to repowering the Keephills 1 unit to a combined cycle unit or the potential conversion of the unit to gas via a boiler conversion at a later date; the Sundance 5 repowered combined cycle having a capacity of approximately 730 MW with an expected cost of approximately $760 million; and that commercial  operation will be achieved in 2023.  All forward-looking information reflect the Company's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. The forward-looking statements are subject to a number of risks and uncertainties that may cause actual performance, events or results to differ materially from those contemplated by the forward-looking statements, which include: fluctuations in demand, market prices and the availability of fuel supplies to support the conversion of Sundance Unit 5 into highly efficient combined cycle natural gas units; changes in the current or anticipated legislative, regulatory and political environments; the construction and permitting of the repowering of Sundance Unit 5;environmental requirements and changes in, or liabilities under, these requirements; and other risks and uncertainties contained in the Company's Management Proxy Circular dated March 26, 2019 and its Annual Information Form and Management's Discussion and Analysis for the year ended December 31, 2018, filed under the Company's profile with the Canadian securities regulators on www.sedar.com and the U.S. Securities and Exchange Commission on www.sec.gov.  Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this press release. TransAlta undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from those in the forward-looking information, refer to the Company's Annual Report and Management's Discussion and Analysis filed under the Company's profile on SEDAR at www.sedar.com  and with the U.S. Securities and Exchange Commission at www.sec.gov.

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SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/October2019/30/c0764.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 17:35e 30-OCT-19